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PROSPECTUS	Pursuant to Rule 424(b)(3) File No. 333-124779

$100,000,000

CYPRESS BIOSCIENCE, INC.

Common Stock

        References in this prospectus to "we," "us," "our," the "Company" and "Cypress" refer to Cypress Bioscience, Inc.

        This prospectus and the accompanying prospectus supplement will allow us to sell common stock over time in one or more offerings up to a maximum aggregate initial offering price of $100,000,000. Each time we offer shares, we will provide you with a supplement to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

        Our common stock is traded on The Nasdaq National Market under the symbol "CYPB." The closing sale price of our common stock, as reported on The Nasdaq National Market on July 5, 2005, was $13.04 per share.

        INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4 AND AS UPDATED IN OUR FUTURE FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

        The securities may be sold by us to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement. This prospectus may not be used to sell any of the common stock unless accompanied by a prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 6, 2005

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	i
SUMMARY	1
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	19
USE OF PROCEEDS	20
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	21
EXPERTS	21
WHERE YOU CAN FIND MORE INFORMATION	22
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	22

        You should rely only on the information contained or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $100,000,000. Each time we sell any common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under the section entitled "Where You Can Find More Information" before buying common stock in this offering.

i

SUMMARY

Cypress Bioscience, Inc.

        We are committed to being the innovator and leader in providing products for the treatment of patients with Functional Somatic Syndromes and other central nervous system disorders. Specifically, our strategy involves acquiring or in-licensing central nervous system, or CNS, active compounds and developing them for novel and typically underserved indications. The term Functional Somatic Syndromes refers to several related syndromes characterized more by symptoms, suffering and disability than by disease-specific abnormalities that are found upon physical examination and include many overlapping pain and psychiatric conditions, We pursue opportunities to acquire or in-license CNS active compounds in the areas in which the brain and body overlap, where CNS mechanisms have a strong influence on somatic or bodily symptoms, and our two ongoing development programs are representative of this strategy.

        Our goal is to be the first to commercialize a product approved in the United States for the treatment of Fibromyalgia Syndrome, or FMS, the focus of our initial efforts in the area of Functional Somatic Syndromes. In January 2004, we entered into a collaboration agreement with Forest Laboratories, Inc., a leading marketer of CNS drugs with a strong franchise in the primary care and psychiatric markets, for the development and marketing of milnacipran. We are currently running the first Phase III trial for milnacipran, which was commenced in October 2003. Enrollment in this trial was completed in December 2004, with results expected to be available in the Fall of 2005. In October 2004, Forest Laboratories initiated the second Phase III trial evaluating milnacipran for the treatment of FMS. These two Phase III trials and any additional studies needed for regulatory approval could possibly be completed in 2006 and, if successful, a New Drug Application, or NDA, for FMS could possibly be submitted later in that year at the earliest.

        We completed a Phase II trial evaluating milnacipran for the treatment of FMS in the Fall of 2002. The Phase II trial was a three-month, randomized, placebo-controlled study involving 14 sites and 125 FMS patients who were randomized to either milnacipran treatment or placebo. In this clinical trial, milnacipran was shown to provide statistically significant improvement in pain, the primary symptom of FMS. No unexpected safety concerns arose from this trial and there were no serious adverse events.

        We obtained an exclusive license for milnacipran from Pierre Fabre Medicament in 2001. Milnacipran has been marketed outside of the United States since 1997 as an antidepressant and has been used by over 3,000,000 patients worldwide. We have paid Pierre Fabre a total of $2.5 million, including upfront payments of $1.5 million in connection with the execution of the original license agreement in 2001 and a $1.0 million milestone payment in September 2003, and issued Pierre Fabre 1,000,000 shares of common stock and warrants to purchase 300,000 shares of common stock in connection with an amendment to the agreement with Pierre Fabre. We are obligated to pay Pierre Fabre 5% of any upfront and milestone payments received from Forest Laboratories as a sublicense fee. A $1.25 million such payment has been made to date. After a total of $7.5 million has been paid, any additional sublicense fees are credited against any subsequent milestone and royalty payments owed by us to Pierre Fabre. If not used, these credits are carried forward to subsequent years. Additional payments to Pierre Fabre of up to a total of $4.5 million will be due to Pierre Fabre based on meeting certain clinical and regulatory milestones. Under our agreement with Forest Laboratories, we sublicensed our rights to milnacipran to Forest Laboratories for the United States, with an option to extend the territory to include Canada. Additionally, Forest Laboratories assumed responsibility for funding all continuing development of milnacipran, including the funding of clinical trials and regulatory approval, as well as a specified number of our employees. However, in light of the increased expense and risk associated with running two parallel trials, we have agreed upon an alternative cost sharing arrangement with Forest Laboratories for the second Phase III trial only and are currently working towards formalizing an amendment to our agreement with Forest Laboratories. In connection with this arrangement, the amount of funding that we receive from Forest Laboratories for certain of our employees has been eliminated as of the fourth quarter in 2004, and we will pay for a majority of the external costs of the second Phase III trial only, with Forest reimbursing us under specific scenarios where the second Phase III trial is used as one of the two required pivotal trials in the NDA submission to the FDA and with a premium under certain additional circumstances. Forest Laboratories will also be responsible for sales and marketing activities related to any product developed under the agreement, while we have the option to co-promote using our own sales force up to 25% of the total physician details and would be reimbursed by Forest in an amount equal to Forest's cost of providing the equivalent detailing calls.

        In June 2005 we announced the initiation of our second development program, wherein we are evaluating potential pharmaceutical treatments for Obstructive Sleep Apnea, or OSA. We entered into three licensing agreements to support and facilitate the program. Specifically, we licensed mirtazapine-related patents from Organon (Ireland) Ltd., and patents from two other parties that provide the opportunity to combine mirtazapine with a second approved agent to both potentially augment efficacy and improve tolerability. The series of licenses will allow Cypress to evaluate a number of potential OSA treatment modalities in proof of concept trials, such that the most promising potential pharmaceutical treatment for OSA can be taken forward in clinical development.

        Upon execution of the license agreement with Organon, we issued to Organon as a license fee a warrant to purchase 62,656 shares of our Common Stock at an exercise price of $15.96. Under the agreement with Organon, Cypress and Organon will jointly fund development activities once a candidate from the proof of concept trials has been selected for continued development. At that point we will have operational control of the development activities, and, depending on the candidate selected, will fund 40% or 50% of the development-related expenses. Organon will have operational control of sales and marketing activities, with Cypress having the opportunity to co-promote up to 25% of the physician promotion and details using its own sales force in the US, Mexico and Canada. Expenses and revenue in the U.S., Mexico and Canada are shared between Cypress and Organon based on the level of promotional effort each party contributes, with Cypress having the ability to share up to 40% or 50% depending on the candidate selected. Organon will be solely responsible for commercialization in the rest of the world and will pay Cypress a royalty on net sales.

        At any time after the decision is made by Cypress and Organon to proceed with the commencement of the first Phase III clinical trial, either Cypress or Organon may elect to change the structure of the financial agreement to provide that the party that makes such election will no longer share in expenses and revenue, and instead will have the right to receive potential milestone and royalty payments in the event a product is commercialized.

        In connection with our related licensing transactions with two other parties, Cypress paid the parties aggregate license payments totaling $2.5 million, with the potential for additional milestone payments of up to $25.3 million related to our OSA program, as development progresses. The parties will also participate in royalties from any marketed products developed under the respective agreements.

        Cypress and Organon are each independently initiating Phase IIa trials that will serve as the basis for selecting the product candidate for further clinical development. The companies expect the Phase IIa trials to run through the first quarter of 2006, which is also the earliest a development candidate could be selected.

        We are continuing to evaluate other various potential strategic transactions, including the potential acquisitions of products, technologies and companies, and other alternatives that we believe may enhance stockholder value.

        Our principal executive offices are located at 4350 Executive Drive, Suite 325, San Diego, California 92121, and our telephone number is (858) 452-2323. We maintain a worldwide website at www.cypressbio.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through a link to the SEC's website on our website at www.cypressbio.com. These reports are accessible through our website at a reasonably practicable time after being filed with the SEC.

        This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

        We may sell the securities directly to or through underwriters, dealers or agents. We, and our underwriters or agents, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through underwriters or agents, we will include in the applicable prospectus supplement:

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  the names of those underwriters or agents;

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  applicable fees, discounts and commissions to be paid to them;

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  details regarding over-allotment options, if any; and

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  the net proceeds to us.

        Common Stock.    We may issue shares of our common stock from time to time. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

RISK FACTORS

        Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference.

        Investment in our shares involves a high degree of risk. You should carefully consider the following discussion of risks and the risks described in any applicable prospectus supplement, together with all of the information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. The following risk factors relate to our business and qualify the statements made in this prospectus about our business. The subheadings below identify the risks discussed but cannot do so completely. Each subsection may relate to more than one aspect of our business.

Risks Related to Our Business

There are limited data regarding milnacipran as a treatment of FMS and it may not work for FMS or there may be safety issues with its use in this patient population.

        There are limited data supporting the use of milnacipran, for the treatment of FMS. Although milnacipran is currently being sold by Pierre Fabre outside North America as an antidepressant, it has only been tested as a treatment for FMS in our Phase II trial, during which milnacipran was administered to only 97 individuals with FMS. We must conduct and obtain favorable results in at least two pivotal Phase III trials to support an application for FDA approval of the product candidate. We have two ongoing Phase III clinical trials and cannot predict whether the results of our Phase II trial will be repeated in our Phase III clinical trials which have larger patient populations and are being conducted for longer time periods. As expected, we are experiencing higher patient drop out rates in our Phase III trials than in our Phase II trial for milnacipran. The only data we, or any of our investigators, currently have available to us from these trials is blended and blinded, meaning that the data is pooled from a number of patients and we do not have access to the key to correlate individual patients' responses to whether they are on placebo or drug. The data are therefore not decipherable and any speculation about outcome from these data is not meaningful for predicting efficacy of milnacipran. Milnacipran may not prove to be effective to treat FMS in either or both of our Phase III trials. The FDA has never approved a drug for the treatment of FMS. In addition, our clinical trials may reveal that milnacipran is not safe. If milnacipran is not demonstrated to be a safe and effective treatment for FMS to the satisfaction of the FDA or other regulatory agencies, we will not receive regulatory approval and our business would be materially harmed.

We are dependent on our collaboration with Forest Laboratories to develop and commercialize milnacipran and to obtain regulatory approval. Events or circumstances may occur that delay or prevent the development and commercialization of milnacipran.

        Pursuant to the terms of our collaboration agreement with Forest Laboratories, we granted Forest Laboratories an exclusive sublicense for the development and marketing of milnacipran, for all indications in the United States, with an option to extend the territory to include Canada. In addition, Forest Laboratories has the option to acquire an exclusive license from us in the United States, and potentially Canada, to any compounds developed under our agreement with Collegium Pharmaceutical. Forest Laboratories is responsible for funding the development of milnacipran, including clinical trials and regulatory approval. In light of the increased expense and risk associated with running two parallel trials, we have agreed upon an alternative cost sharing arrangement with Forest Laboratories for the second Phase III trial only and are currently working towards formalizing an amendment to our agreement with Forest Laboratories. If the FDA approves this product candidate, Forest Laboratories will also have primary responsibility for the marketing and sale of the approved product and will share responsibility for compliance with regulatory requirements. We have limited control over the amount and timing of resources that Forest Laboratories will dedicate to the development, approval and marketing of milnacipran. Our ability to generate milestone and royalty payments from Forest Laboratories depends on Forest Laboratories' ability to establish the safety and efficacy of milnacipran, obtain regulatory approvals and achieve market acceptance of milnacipran for the treatment of FMS.

        We are subject to a number of additional risks associated with our dependence on our collaboration with Forest Laboratories, including:

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  Forest Laboratories could delay the commencement of any additional clinical trials for milnacipran for the treatment of FMS, extend the timeframe of any clinical trials, including the second Phase III clinical trial for milnacipran, underfund such clinical trials, stop either phase III trial or any other clinical trials for milnacipran or abandon development of milnacipran, repeat or conduct additional clinical trials or require a new formulation of milnacipran for clinical testing;

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  We and Forest Laboratories could disagree as to development plans, including the number and timing of clinical trials or regulatory approval strategy, or as to which additional indications for milnacipran should be pursued, if any, and therefore milnacipran may never be developed for any indications other than FMS;

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  Forest Laboratories could independently develop, develop with third parties or acquire products that could compete with milnacipran, including drugs approved for other indications used by physicians off-label for the treatment of FMS;

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  Forest Laboratories could fail to devote sufficient resources to the development, approval, commercialization, or marketing and distribution of any products developed under our collaboration agreement, including by failing to develop specialty sales forces if such sales forces are necessary for the most effective distribution of any approved product; and

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  Disputes regarding the collaboration agreement that delay or terminate the development, commercialization or receipt of regulatory approvals of milnacipran, may delay or prevent the achievement of clinical or regulatory objectives that would result in the payment of milestone payments or result in significant litigation or arbitration.

        Furthermore, Forest Laboratories may terminate our collaboration agreement upon our material breach or our bankruptcy and may also terminate our agreement upon 120 days' notice in the event Forest Laboratories reasonably determines that the development program indicates issues of safety or efficacy that are likely to prevent or significantly delay the filing or approval of a NDA or to result in labeling or indications that would significantly adversely affect the marketing of any product developed under the agreement. If any of these events occur, we may not be able to find another collaborator for development or commercialization, and if we elected to pursue further development and commercialization of milnacipran, we would experience substantially increased capital requirements that we might not be able to fund.

We rely upon an exclusive license from Pierre Fabre in order to develop and sell our milnacipran product candidate, and our ability to pursue the development and commercialization of milnacipran for the treatment of FMS depends upon the continuation of our license from Pierre Fabre.

        Our license agreement with Pierre Fabre provides us with an exclusive license to develop and sell any products with the compound milnacipran as an active ingredient for any indication in the United States and Canada, with a right to sublicense certain rights to Forest Laboratories under our collaboration with Forest Laboratories. Either we or Pierre Fabre may terminate the license agreement for cause upon 90 days' prior written notice to the other party upon the bankruptcy or dissolution of the other party, or upon a breach of any material provision of the agreement if the breach is not cured within 90 days following the written notice. Furthermore, Pierre Fabre has the right to terminate the agreement upon 90 days' prior notice to us if we and Forest terminate our development and marketing activities with respect to milnacipran, if we challenge certain patent rights of Pierre Fabre and under specified other circumstances. If our license agreement with Pierre Fabre were terminated, we would lose our rights to develop and commercialize products using the compound milnacipran as an active ingredient, as the compound is manufactured under Pierre Fabre patents and using Pierre Fabre know-how and trade secrets, and it would be unlikely that we could obtain the active ingredient in milnacipran from any other source.

We rely upon Pierre Fabre as our exclusive supplier of the compound used as the active ingredient in our milnacipran product candidate and if Pierre Fabre fails to supply us sufficient quantities of the active ingredient it may delay or prevent us from developing and commercializing milnacipran.

        Pursuant to our purchase and supply agreement with Pierre Fabre, Pierre Fabre is the exclusive supplier to us and Forest Laboratories of the compound used as the active pharmaceutical ingredient in our milnacipran product candidate. Neither we nor Forest Laboratories have facilities for the manufacture of the product candidate. Currently, Pierre Fabre manufactures the active ingredient of milnacipran in its facility in Gaillac, France and Pierre Fabre is the only worldwide supplier of the active ingredient of milnacipran that is currently approved for sale as an antidepressant in 32 countries, but is not approved for sale in the United States. If any product is commercialized under the agreement, Pierre Fabre will have the exclusive right to manufacture the active ingredient used in our commercial product. If milnacipran is commercialized in the United States, Pierre Fabre's facility will need to be inspected by the FDA for compliance with current good manufacturing practices, or cGMP, requirements. Due to the projected commercial quantities of milnacipran that we may require and to provide a second manufacturing site, Pierre Fabre has agreed that within a certain time period after commercial launch of milnacipran, it will qualify an additional manufacturing facility. We do not have control over Pierre Fabre's compliance with cGMP requirements or Pierre Fabre's compliance with its obligation to qualify a second manufacturing facility. If Pierre Fabre fails or is unable to provide, in a timely and economic manner, required quantities of the active ingredient that Forest Laboratories or we request for clinical purposes, our development program could be delayed. In addition, if Pierre Fabre fails to timely and economically supply us sufficient quantities for commercial sale, our product sales and market acceptance of the product could be adversely affected.

        Furthermore, our purchase and supply agreement may be terminated for cause either by us or by Pierre Fabre upon 90 days' prior written notice to the other party upon a material breach of the agreement if the breach is not cured within 90 days following the written notice. We have the right to manufacture milnacipran if Pierre Fabre does not have a required buffer stock or in the event that we terminate our license agreement with Pierre Fabre under certain circumstances. If our purchase and supply agreement with Pierre Fabre is terminated, we are unlikely to be able to qualify another supplier of the active ingredient within a reasonable time period, and our ability to develop and commercialize milnacipran will be significantly impaired.

Our agreements with Pierre Fabre and Forest Laboratories restrict our ability to develop specified compounds, which limits how we can expand our product candidates.

        Under our agreements with Pierre Fabre and Forest Laboratories, Forest Laboratories has agreed to pay Pierre Fabre and us a royalty, in the event that Forest Laboratories sells a product other than milnacipran for FMS for a specified period of time, which shall not be less than three years. We are, in turn, obligated to pay a portion of the royalty we receive from Forest Laboratories to Pierre Fabre. In addition, each of us is subject to limitations related to each party's development of any serotonin norephinephrine reuptake inhibitors, or SNRI, products other than milnacipran. These limitations include: (i) a prohibition on developing an SNRI product for specified indications for which milnacipran is being developed; and (ii) a prohibition on developing an SNRI product for any indication for a specified time period, and after such specified time period, a requirement that if one of the parties launches and sells an SNRI product that is prescribed off-label for any indication for which milnacipran is being developed, the selling party must reimburse the other parties for lost sales due to the off-label use.

There are very limited data supporting the use of mirtazapine for the treatment of OSA and it may not work.

        There are very limited data supporting the use of mirtazapine alone, and no data supporting the use of mirtazapine in combination with another compound, for the treatment of OSA. We have made certain assumptions about mirtazapine as a potential treatment for OSA based on our assumptions about OSA and its causes and the pharmacology of mirtazapine and other compounds that we intend to combine with mirtazapine. However, these assumptions may prove to be wrong. Although mirtazapine is currently being sold as an antidepressant, it has only been tested as a treatment for OSA in animals and in 10 patients in one study and has never been tested for the treatment of OSA in combination with any other drug. Results obtained in animals are not highly predictive of results in humans. In addition, it is possible that the results that were obtained in this small study will not be repeated. We must conduct and obtain favorable results in at least two pivotal Phase III trials to support an application for FDA approval of any product candidate we develop using mirtazapine for the treatment of OSA. We and Organon have only begun our first Phase IIa trials and it is possible that mirtazapine, alone or in combination, may not work to treat OSA. The FDA has approved medical devices for the treatment of OSA but has never approved a drug for the treatment of OSA. In addition, our clinical trials may reveal that mirtazapine, alone or in combination with another compound, is not safe. If mirtazapine is not demonstrated to be a safe and effective treatment for OSA to the satisfaction of the FDA or other regulatory agencies, we will not receive regulatory approval and our business would be materially harmed.

We will rely upon an exclusive license from Organon in order to develop and sell mirtazapine for OSA, and our ability to pursue the development and commercialization of mirtazapine for the treatment of OSA depends upon the continuation of our license from Organon, and potentially two other third parties, depending upon whether or not a combination compound is selected.

        Our license agreement with Organon provides us with an exclusive license to develop and sell any products with the compound mirtazapine as an active ingredient for OSA. Either we or Organon may terminate the license agreement for cause upon 60 days' prior written notice to the other party upon the bankruptcy or dissolution of the other party, or upon a breach of any material provision of the agreement if the breach is not cured within 60 days, 45 days with respect to payments, following the written notice. Furthermore, either party has the right to terminate the agreement upon 60 days' prior notice if we and Organon determine to cease all development under the agreement. If our license agreement with Organon were terminated, we would lose our rights to develop and commercialize mirtazapine for OSA.

        We have also entered into two other license agreements that provide us with the flexibility to develop mirtazapine in combination with other compounds. These agreements may also be terminated by either party under similar circumstances to those under our agreement with Organon.

Provisions in our collaboration agreement with Forest Laboratories, our license agreement with Pierre Fabre and our agreement with Organon may prevent or delay a change in control.

        Our collaboration agreement with Forest Laboratories provides that Forest Laboratories may elect to terminate our co-promotion rights for milnacipran or any other product developed under the collaboration agreement and we may lose our decision making authority with respect to the development of milnacipran if we engage in a merger, consolidation or sale of all or substantially all of our assets, or if another person or entity acquires at least 50% of our voting capital stock. Our license agreement with Pierre Fabre provides that Pierre Fabre may elect to terminate the agreement upon a change in control transaction in which a third party acquiror of us controls an SNRI product, and the acquiror does not take certain actions (e.g., divestiture of such SNRI product) within a specified time period to cure the breach of certain restrictions in the agreement that results from such SNRI product. Our agreement with Organon provides that Organon may elect to cause Cypress to exercise its option to receive potential royalty and milestone payments instead of participating in the cost and revenue sharing arrangement upon a change in control in the event that an acquiring company has an approved product in the market or in a Phase III or later clinical development that would compete with mirtazapine as a potential treatment for OSA and the acquirer does not agree to divest such product within 12 months following the change in control.

        These provisions may have the effect of delaying or preventing a change in control or a sale of all or substantially all of our assets, or may reduce the number of companies interested in acquiring us.

We have limited experience in identifying, completing and integrating acquisitions, including acquisitions of product candidates, and other targets, and we may incur unexpected costs and disruptions to our businesses if we make mistakes in our selection of future acquisitions or fail to integrate any future acquisitions.

        As part of our strategy, we are continuing to evaluate potential strategic transactions, including potential acquisitions of products, technologies and companies, in order to expand our product pipeline. As we did with our in-licensing of milnacipran and mirtazapine, we may seek to in-license compounds or acquire products or businesses. Future acquisitions and licensing transactions may expose us to operational and financial risks, including:

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  higher development costs than we anticipate;

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  higher than expected licensing or acquisition and integration costs;

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  exposure to liabilities of licensed or acquired intellectual property, compounds or products;

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  disruption of our business and diversion of our management's time and attention to developing licensed or acquired compounds or products;

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  incurrence of dilutive issuances of securities or substantial debt to pay for licensing or acquisitions; and

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  impairment of relationships with key collaborators, suppliers or customers of any acquired businesses due to changes in management or ownership.

        We also may devote resources to potential strategic transactions that require several agreements and that we never complete or may fail to realize the anticipated benefit of any strategic transaction we do complete. Finally, we may incur unexpected costs in connection with the disposition of products or businesses, including our disposition of our PROSORBA column for which we indemnified Fresenius HemoCare for any losses related to patent or trademark infringement claims.

We are at an early stage of development and we do not have and may never develop any commercial drugs or other products that generate revenues.

        We are at an early stage of development as a biotechnology company and do not have any commercial products. We have only two product candidates, milnacipran, which we sublicensed to Forest Laboratories in January 2004 and mirtazapine, which is partnered with Organon as of June 2005. Milnacipran, our OSA candidate mirtazapine, or any future product candidates we may acquire or develop, will require significant additional development, clinical trials, regulatory approvals and additional investment before they can be commercialized. Our product development and product acquisition efforts may not lead to commercial drugs, either because the product candidates are not shown to be safe and effective in clinical trials, because we have inadequate financial or other resources to pursue clinical development of the product candidate, or because the FDA does not grant regulatory approval. We do not expect milnacipran to be marketed for a number of years, if at all, and mirtazapine as a potential treatment for OSA is at an even earlier stage of development. If we and Forest Laboratories are unable to develop milnacipran or if we and Organon are unable to develop mirtazapine as a commercial drug in the United States, or if such development is delayed, we will be unable to generate revenues, may be unsuccessful in raising additional capital, and may cease our operations.

The FDA approval of milnacipran, mirtazapine, or any future product candidate is uncertain and will involve the commitment of substantial time and resources.

        Even if our Phase III trials for milnacipran, our Phase IIa trials for mirtazapine, or any future clinical trials are successful, we may not receive required regulatory approval from the FDA or any other regulatory body required for the commercial sale of milnacipran, mirtazapine, or any future products in the United States. In addition, even if we do obtain approval to market milnacipran or mirtazapine, the approval process by the FDA may take longer than we anticipate. The regulatory approval of a new drug typically takes many years and the outcome is uncertain. Despite the time and resources expended, regulatory approval is never guaranteed. If we fail to obtain regulatory approval for milnacipran, mirtazapine, or any future product candidates, we will be unable to market and sell any products and therefore may never generate any revenues from product sales or become profitable. In addition, our collaborators, or our third party manufacturers' failure to comply with the FDA and other applicable United States or foreign regulations may subject us to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve new drug approval applications.

        As part of the regulatory approval process, we must conduct, at our own expense, preclinical research and clinical trials for each product candidate sufficient to demonstrate its safety and efficacy to the satisfaction of the FDA and other regulatory agencies in the United States and other countries where the product candidate will be marketed if approved. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for and the regulations applicable to any particular product. The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable regulations and standards, including the cGMP requirements. The FDA can delay, limit or decline to grant approval for many reasons, including:

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  a product candidate may not be safe or effective;

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  we may not achieve statistical significance for the primary endpoint;

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  FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret such data;

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  the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of any future collaborators or contract manufacturers, including Pierre Fabre's facility for the manufacture of the active ingredient in milnacipran; and

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  the FDA may change its approval policies or adopt new regulations.

We have agreed to pay certain external expenses associated with our second Phase III clinical trial evaluating milnacipran for FMS, currently being run by Forest Laboratories, and we may never be reimbursed for these amounts.

        The amounts we are funding for external expenses for the second Phase III clinical trial evaluating milnacipran are only reimbursed to us by Forest Laboratories under specific scenarios where the second Phase III trial is used as one of the two required pivotal trials in the NDA submission to the FDA. It is possible that the second Phase III trial may not be utilized as one of the pivotal trials in the NDA submission, and, in such event, we will not be reimbursed by Forest Laboratories for certain costs incurred in connection with the second Phase III clinical trial. It is also possible that in the event the results from the first Phase III clinical trial are not successful, that Forest could alter the development plan for milnacipran or even terminate our collaboration agreement plan, which would prevent us from ever being reimbursed for our funding of the external expenses for the second Phase III trial for milnacipran.

If we receive regulatory approval for milnacipran, mirtazapine or any other future product candidate, we will be subject to ongoing FDA obligations and continuing regulatory review.

        Any regulatory approvals that we or our collaborators receive for milnacipran, mirtazapine, or any future product candidates will be limited to the indications, dosages and restrictions on the product label. We currently intend to seek approval for milnacipran in the treatment of FMS and mirtazapine for the treatment of OSA. The FDA may not approve milnacipran or mirtazapine for our preferred indications at all, may approve milnacipran or mirtazapine for a more limited indication, or may impose additional limitations on the indicated uses or contain requirements for post-marketing surveillance or the performance of potentially costly post-marketing studies. Even if we receive FDA and other regulatory approvals, as we have seen with other products on the market for pain, milnacipran, or mirtazapine or any of our other future product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In our Phase II trial evaluating milnacipran for the treatment of FMS, the most common dose-related side effects reported by patients were nausea, particularly early in the study, as well as a slight increase in heart rate. Mirtazapine has a side effect profile that includes both sedation and weight gain, both of which could be significant in patients with OSA.. Any marketed product and its manufacturer continue to be subject to strict FDA regulation after approval, including regulation of product labeling and packaging, adverse event reporting, manufacture, storage, advertising, promotion and recordkeeping. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

We rely on third parties to conduct all of our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize milnacipran, mirtazapine, or any of our other future product candidates.

        As of May 31, 2005, we had only 15 full-time employees. We have in the past and expect to continue to rely on third parties to conduct all of our clinical trials. We and Forest Laboratories are using the services of Scirex, a contract research organization, to conduct the first Phase III trial with respect to milnacipran, and to assist in the conduct of the second Phase III trial with respect to milnacipran. We are also using a contract research organization to conduct our Phase IIa trial for mirtazapine, alone and in combination with other compounds. Because we do not conduct our own clinical trials, we must rely on the efforts of others and cannot always control or predict accurately the timing of such trials, the costs associated with such trials or the procedures that are followed for such trials. We do not plan on significantly increasing our personnel in the foreseeable future and therefore, expect to continue to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, or if they fail to maintain compliance with applicable government regulations and standards, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize milnacipran, mirtazapine, or any of our other future product candidates.

Even if our product candidates are approved, the market may not accept these products.

        Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, milnacipran, mirtazapine, or any future product candidates that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The FDA has never approved a drug for the treatment of FMS and has only approved medical devices for the treatment of OSA, and we cannot predict whether milnacipran or mirtazapine, if approved for these indications, will gain market acceptance. A number of additional factors may limit the market acceptance of products including the following:

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  timing of market entry relative to competitive products;

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  extent of marketing efforts by us and third-party distributors or agents retained by us;

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  rate of adoption by healthcare practitioners;

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  rate of a product's acceptance by the target community;

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  availability of alternative therapies;

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  price of our product relative to alternative therapies;

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  availability of third-party reimbursement; and

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  the prevalence or severity of side effects or unfavorable publicity concerning our products or similar products.

        If milnacipran, mirtazapine, or any future product candidates that we may develop do not achieve market acceptance, we may lose our investment in that product candidate, which may cause our stock price to decline.

Our competitors may develop and market products that are less expensive, more effective or safer, which may diminish or eliminate the commercial success of any products we may commercialize.

        The biotechnology market is highly competitive. Large pharmaceutical and biotechnology companies have developed or are attempting to develop products that will compete with any products we may develop to target Functional Somatic Syndromes, such as FMS, or other central nervous system disorders, including OSA. With respect to our FMS program, Pfizer, Inc. has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, pregabalin, as a treatment for FMS. In addition, Eli Lilly and Company has publicly disclosed that it has conducted two Phase II clinical trials evaluating the efficacy and safety of its compound, duloxetine, as a treatment for FMS. Both companies may have or may decide to pursue Phase III programs with their compounds in FMS. Duloxetine is a serotonin norepinephrine reuptake inhibitor, and as a dual reuptake inhibitor is therefore similar in pharmacology to milnacipran, which is a norepinephrine serotonin reuptake inhibitor. Based on the similar pharmacology, it is anticipated that duloxetine, which is currently approved but not yet available for the treatment of depression, will receive some off-label use for the treatment of FMS. Tricyclic antidepressants, or TCAs, which are inexpensive generic formulations, are currently viewed as the drugs of choice in treating FMS.

        It is possible that our competitors will develop and market products for FMS and OSA prior to us and that are less expensive and more effective than milnacipran or any of our future products or that will render any of our products obsolete. With respect to OSA, there is already competition from medical device companies. We also expect that, in the treatment of Functional Somatic Syndromes and other central nervous system disorders, competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial resources, technical expertise, research capabilities and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

We have the right to co-promote milnacipran and mirtazapine, but we do not have the marketing, sales or distribution experience or capabilities.

        Our ability to co-promote any product developed under our agreements with Forest Laboratories and Organon is subject to our building our own marketing and sales capabilities, and we currently do not have the ability to directly sell, market or distribute any product. In addition, in the event our agreement with Forest Laboratories or our agreement with Organon is terminated or with respect to any other product we may develop that is not covered by our collaborations with Forest Laboratories or Organon, we would have to obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force or build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. We may not be able to enter into such arrangements with third parties in a timely manner or on acceptable terms or establish sales, marketing and distribution capabilities of our own. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidate's commercialization success.

        The continuing efforts of the government, insurance and management care organizations and other health care payors to contain or reduce prescription drug costs may adversely affect:

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  our ability to set a price we believe is fair for our products;

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  our ability to generate revenues and achieve or maintain profitability;

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  the future revenues and profitability of our potential customers, suppliers and collaborators; and

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  the availability of capital.

        Successful commercialization of milnacipran and mirtazapine in the United States will depend in part on the extent to which government, insurance and management care organizations and other health care payors establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for prescription drugs. Third-party payors are also encouraging the use of generic drugs. These trends could influence health care purchases, as well as legislative proposals to reform health care or reduce government insurance programs and result in the exclusion of our product candidates from coverage and reimbursement programs or lower the prices of our product candidates. Our revenues from the sale of any approved products could be significantly reduced as a result of these cost containment measures and reforms.

We rely on our employees and consultants for their scientific and technical expertise in connection with our business operations.

        We rely significantly on the scientific and technical expertise of our employees and consultants to conduct our business. As of May 31, 2005, we had only 15 full time employees and therefore, we rely heavily on our employees. In addition, because we have a small number of employees, we rely more on consultants than do other companies. If any of our relationships with our employees or consultants are terminated, we may lose access to scientific knowledge and expertise necessary for the research, development and commercialization of milnacipran, mirtazapine, or any further products. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, we expect to continue to rely on consultants and our current employees for scientific and technical knowledge and expertise essential to our business.

        Our employment agreement with our chief executive officer provides for "at will" employment, which means that he may terminate his services to us at any time. In addition, our scientific advisors may terminate their services to us at any time.

We may be subject to product liability claims that could cause us to incur liabilities beyond our insurance coverage.

        We plan to continue conducting clinical trials on humans using milnacipran and mirtazapine, and the use of milnacipran and mirtazapine may result in adverse effects. Although we are aware that there are side effects associated with both milnacipran and mirtazapine, we cannot predict all possible harm or side effects that may result from the treatment of patients with milnacipran, mirtazapine, or any of our future products, and the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. We currently maintain $10,000,000 in insurance for product liability claims. We may not have sufficient resources to pay any liability resulting from such a claim beyond our insurance coverage.

We have a history of operating losses and we may never be profitable.

        We have incurred substantial losses during our history. For the three months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, we incurred net losses of $1.7 million, $11.2 million, $21.7 million and $1.0 million, respectively. As of March 31, 2005, we had an accumulated deficit of $139.2 million. Our ability to become profitable will depend upon our and Forest Laboratories' ability to develop, market and commercialize milnacipran and our and Organon's ability to develop, market and commercialize mirtazapine with sufficient sales volumes, and our ability to develop, market and commercialize any other products. We do not expect to generate revenue from the sale of products for the next several years or become profitable in the foreseeable future and may never achieve profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to scale back or discontinue the completion of any proposed acquisitions or adversely affect our ability to realize the expected benefits of any completed acquisitions.

        We agreed to pay certain expenses in connection with the second Phase III clinical trial for milnacipran in FMS. In addition, we will incur certain non-reimbursable expenses in connection with the development of milnacipran. We are funding our current Phase IIa clinical trial for mirtazapine, alone and in combination with other compounds, and in the event a candidate is selected to be developed for OSA, we will share development costs with Organon. We will also incur expenses in connection with the evaluation of potential acquisitions or other strategic transactions and additional expenses in the event we close any such transactions. We do not have any committed external sources of funding and we will likely need to raise additional capital through the sale of equity or debt. The amount of capital we will require will depend upon many factors, including but not limited to, our OSA program, the evaluation and potential closing of any strategic transactions and the development strategy for milnacipran. If we are unable to raise capital when we need it, we may have to scale back or discontinue the evaluation or completion of any proposed acquisitions or strategic transaction(s).

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish propriety rights.

        We will likely raise additional funds through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. To the extent that we raise additional capital by issuing equity securities, including by offering any of the shares of common stock covered by this prospectus, our existing stockholders' ownership percentage will be diluted. In addition, if we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish potential valuable rights to our potential products on terms that are not favorable to us.

We may lose our net operating loss carryforwards, which could prevent us from offsetting future taxable income.

        We have incurred substantial losses during our history and do not expect to become profitable in the foreseeable future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. All unused federal net operating losses will expire 15 or 20 years after any year in which they were generated. The carryforward period is 15 years for losses incurred prior to 1996 and 20 years for losses incurred subsequent to 1997. Approximately $1.2 million in federal net operating losses expired in 2004. Our California tax loss carryforwards will begin to expire in 2006.

Our stock price will likely be volatile.

        The market prices of the stock of technology companies, particularly biotechnology companies, have been highly volatile. For the period from January 1, 2002 through December 31, 2004, the high and low closing sales prices for our common stock ranged from $1.00 to $16.05. For the three months ended March 31, 2005, our high and low closing sales prices were $14.05 and $9.09, respectively. Our stock price has been and will likely continue to be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

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  the results and timing of clinical trials for milnacipran;

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  developments in our relationship with Forest Laboratories;

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  developments in our relationship with Pierre Fabre;

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  the results and timing of our and Organon's Phase IIa trials for mirtazapine;

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  developments in our relationship with Organon;

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  our entering into, or failing to enter into, an agreement for the acquisition of any products or companies, or an agreement with any corporate collaborator;

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  our available cash;

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  announcements of technological innovations or new products by us or our competitors;

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  developments in our patent or other proprietary rights;

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  fluctuations in our operating results;

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  litigation initiated by or against us;

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  developments in domestic and international governmental policy or regulation; and

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  economic and other external factors or other disaster or crisis.

The concentration of ownership among our existing officers, directors and principal stockholders may result in the entrenchment of management, prevent other stockholders from influencing significant corporate decisions and depress our stock price.

        As of April 30, 2005, our executive officers, directors and stockholders who hold at least 5% of our stock beneficially owned and controlled approximately 36% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to help entrench management and to influence significantly and possibly control matters requiring approval by our stockholders, including a financing in which we sell more than 20% of our voting stock at a discount to the market price, the removal of any directors up for election, the election of the members of our board of directors, mergers, a sale of all or substantially all of our assets, going private transactions and other fundamental transactions. This concentration of ownership could also depress our stock price.

We expect to continue incurring increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

        Recently enacted changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and by the Nasdaq National Market, have and we expect will continue to result in increased costs to us. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant financial resources and management time related to compliance activities. Additionally, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related to Our Intellectual Property

We rely primarily on a method patent to protect our proprietary technology for the development of milnacipran and mirtazapine, and our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology.

        Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology. The composition of matter patent for milnacipran (U.S. Patent 4,478,836) expired in

June 2002. Accordingly, we rely on the patent for the method of synthesis of milnacipran (U.S. Patent 5,034,541), which expires on December 27, 2009 and was assigned to Pierre Fabre and licensed to us and on patents on the method of use of milnacipran to treat symptoms of FMS (U.S. Patent 6,602,911) and the method of use of milnacipran to treat symptoms of chronic fatigue syndrome (U.S. Patent 6,635,675) issued to us, to protect our proprietary technology with respect to the development of milnacipran. We have also filed additional patent applications related to milnacipran and to the use of milnacipran for FMS (and other related pain syndromes and disorders), although no patents have issued on these patent applications. Because there is limited patent protection for the composition of matter of milnacipran, other companies may be able to sell milnacipran in competition with us and Forest Laboratories unless we and Forest Laboratories are able to obtain additional protection through milnacipran-related patents or additional use patents that may issue from our pending patent applications or other regulatory exclusivity. It may be more difficult to establish infringement of methods of synthesis, formulation or use patents as compared to a patent on a compound. If we or Forest Laboratories are not able to obtain and enforce these patents, a competitor could use milnacipran for a treatment or use not covered by any of our patents.

        We also will rely on method of use patents to protect our proprietary technology for the development of mirtazapine for OSA. The composition of matter patent for mirtazapine has expired. Because mirtazapine is sold as a generic drug, other companies may be able to sell mirtazapine for indications other than OSA in competition with us unless we, Organon and other license partners, depending upon which combination compound is selected, are able to obtain additional patent protection under the various patent applications that have been filed.

        We also expect to rely on the United States Drug Price Competition and Patent Term Restoration Act, commonly known as the Hatch-Waxman Amendments, for protection of milnacipran or our other future products. The Hatch-Waxman Amendments provide data exclusivity for new molecular entities, such as that in milnacipran. Once a drug containing a new molecule is approved by the FDA, the FDA cannot accept an abbreviated NDA for a generic drug containing that molecule for five years, although the FDA may accept and approve a drug containing the molecule pursuant to an NDA supported by independent clinical data. Recent amendments have been proposed that would narrow the scope of Hatch-Waxman exclusivity and permit generic drugs to compete with our drug. After the Hatch-Waxman exclusivity period expires, assuming our patents are valid, we still expect to rely on our method of use patents to protect our proprietary technology with respect to the development of milnacipran. The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could result in significant expense to us, including diversion of the resources of management.

        Others may file patent applications or obtain patents on similar technology or compounds that compete with milnacipran for the treatment of FMS. We cannot predict the breadth of claims that will be allowed and issued in patent applications. Once patents have issued, we cannot predict how the claims will be construed or enforced. We may infringe on intellectual property rights of others without being aware of the infringement. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

        We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods and know-how or gain access to our proprietary information through some other means.

Our ability to compete may decline if we do not adequately protect our proprietary rights.

        Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and technologies and their uses as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively-protected trade secrets cover them.

        Our ability to obtain patent protection for our products and technologies is uncertain due to a number of factors, including:

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  we may not have been the first to make the inventions covered by our pending patent applications or issued patents;

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  we may not have been the first to file patent applications for our product candidates or the technologies we rely upon;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies;

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  our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

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  any or all of our pending patent applications may not result in issued patents;

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  we may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;

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  any patents issued to us or our collaborators may not provide a basis for commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

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  some of our proprietary technologies may not be patentable;

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  others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

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  others may identify prior art which could invalidate our patents.

        Even if we obtain patents covering our product candidates or technologies, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed and in the future are likely to file patent applications covering compounds, assays, genes, gene products or therapeutic products that are similar or identical to ours. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of central nervous system disorders and the other fields in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult to determine how such disputes will be resolved. Others may challenge the validity of our patents. If our patents are found to be invalid we will lose the ability to exclude others from making, using or selling the inventions claimed therein.

        Some of our research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, in-licensed technology is important to our business. We generally will not control the patent prosecution, maintenance or enforcement of in-licensed technology.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly and an unfavorable outcome could harm our business.

        There is significant litigation in the industry regarding patent and other intellectual property rights. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our drug development activities are found to infringe any such patents, we may have to pay significant damages. There are many patents relating to chemical compounds and the uses thereof. If our compounds are found to infringe any such patents, we may have to pay significant damages. A patentee could prevent us from making, using or selling the patented compounds. We may need to resort to litigation to enforce a patent issued to us, protect our trade secrets or determine the scope and validity of third party proprietary rights. From time to time, we may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, whether we win or lose. We may not be able to afford the costs of litigation. Any legal action against our company or our collaborators could lead to:

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  payment of damages, potentially treble damages, if we are found to have willfully infringed such parties' patent rights;

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  injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

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  we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

        As a result, we could be prevented from commercializing current or future products.

The patent applications of pharmaceutical and biotechnology companies involve highly complex legal and factual questions, which could negatively impact our patent position.

        The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office's standards are uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. United States patents and patent applications may also be subject to interference proceedings and United States patents may be subject to reexamination proceedings in the United States Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

        In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our product candidates.

        If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, we could lose our competitive advantage and competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Risks Related to the Offered Common Stock

The projections contained in this prospectus or any applicable prospectus supplement, and the registration statement of which this prospectus or any applicable prospectus supplement may be a part, are based on assumptions that may not materialize.

        The projections of our business included in this prospectus or any applicable prospectus supplement are based on assumptions which we believe are reasonable as of the date of such prospectus or prospectus supplement. No assurance can be given, however, regarding the attainability of the projections or the reliability of the assumptions on which they are based. Certain of the assumptions used may not materialize and unanticipated events may occur. Therefore, our actual results of operations may vary from the projections contained within this prospectus or any applicable prospectus supplement, and such variations may be material.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

        We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management proposes to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference, and the applicable prospectus supplement may contain, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the sections entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.

        Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under the section entitled "Risk Factors" in this prospectus and the applicable prospectus supplement. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the prospectus supplement or the date of documents incorporated by reference in this prospectus that include forward-looking statements.

USE OF PROCEEDS

        We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock under this prospectus for clinical trials, research and development and general and administrative expenses. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own.

PLAN OF DISTRIBUTION

        We may sell the common stock covered by this prospectus:

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  to or through one or more underwriters or dealers;

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  directly to purchasers, through agents; or

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  through a combination of any of these methods of sale.

        We may distribute the common stock:

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  from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

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  at market prices prevailing at the times of sale;

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  at prices related to such prevailing market prices; or

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  at negotiated prices.

        We will describe the method of distribution of the common stock in the applicable prospectus supplement.

        We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

        Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.

        We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.

        The underwriters in an offering of the common stock may also create a "short position" for their account by selling more common stock in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing common stock in the open market or by exercising any over-allotment option granted to them by us. In addition, any managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

LEGAL MATTERS

        The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

  •
  The description of our common stock set forth in the registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, which was filed with the SEC on November 4, 1996 (File No. 000-12943);

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-12943), including certain information incorporated by reference from our Definitive Proxy Statement for our 2005 Annual Meeting of Stockholders filed with the SEC on April 27, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 10, 2005 (File No. 000-12943);

  •
  Our Current Report on Form 8-K which was filed on February 11, 2005 (File No. 000-12943); and

  •
  Our Current Report on Form 8-K which was filed on June 29, 2005 (File No. 000-12943).

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Cypress Bioscience, Inc.
    4350 Executive Drive, Suite 325
    San Diego, CA 92121
    (858) 452-2323
    Attention: Investor Relations

        All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective date of filing such documents.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
SUMMARY Cypress Bioscience, Inc.
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE